 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
------------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215
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JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.   Financial Statements and Supplemental Schedule

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Signatures

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Exhibits:
23.  Consent of PricewaterhouseCoopers LLP, dated June 17, 2021

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN

Date: June 17, 2021	By:	/s/ Peter Fasolo
Peter Fasolo
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN
__________________

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2020 AND 2019

Johnson & Johnson Retirement Savings Plan
Index to Financial Statements and Supplemental Schedules
December 31, 2020 and 2019

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-15

Supplemental Schedule*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	16
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Johnson & Johnson Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Johnson & Johnson Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 17, 2021

We have served as the Plan’s auditor since 1991.

Johnson & Johnson Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$514,276,398	$470,502,356
Total investments	514,276,398	470,502,356
Receivables
Employee contributions	158,733	—
Employer contributions	53,946	—
Notes receivable from participants	61,570	191,308
Total receivables	274,249	191,308
Other assets	—	315,798
Total assets	514,550,647	471,009,462
Net assets available for benefits	$514,550,647	$471,009,462
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2020

Additions to net assets attributed to	2020
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$61,046,821
Contributions
Employee contributions	22,604,300
Employer contributions	7,338,449
Total additions	90,989,570
Deductions from net assets attributed to
Benefits paid to participants	46,274,118
Administrative expenses	1,174,267
Total deductions	47,448,385
Net increase	43,541,185
Net assets available for benefits
Beginning of year	471,009,462
End of year	$514,550,647
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

1.    Description of the Plan
General
The Johnson & Johnson Retirement Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on March 1, 1990 for eligible employees of certain participating subsidiaries of Johnson & Johnson (the “Plan Administrator” or the “Company”) located in Puerto Rico which have adopted the Plan. The Plan was designed to provide eligible employees with an opportunity to strengthen their financial security at retirement by providing an incentive to save and invest regularly. The funding of the Plan is made through employee and Company contributions. The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”). Recordkeeping services are provided by Alight Solutions. The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.
State Street Bank and Trust Company (“State Street” or "Custodian") serves as agent and custodian of the Plan for purposes of investment of the assets of the Trust. Banco Popular de Puerto Rico serves as Trustee of the Plan. As such, State Street performs certain services for the Plan, including the execution of certain participant directed investments, which are commingled for investment purposes only with assets of other tax-qualified plans maintained by Johnson & Johnson.
This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.
Contributions
In general, salaried and hourly employees of participating Johnson & Johnson companies who are Puerto Rico residents can contribute to the Plan immediately. There is no service requirement for employee contributions.

If a participant does not take action to enroll or decline enrollment in the Plan within their first 30 days of employment, they will be automatically enrolled for pre-tax employee contributions equal to 3% of their eligible pay and these contributions will be invested in the Plan's default investment option. Prior to September 30, 2019, the Plan's default investment option was the Balanced Fund. Effective September 30, 2019, the Plan's default investment option is the Target Retirement Fund that aligns with, or is closest to, the year in which the participant will turn age 62.
Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants.  Participating employees may contribute a minimum of 3% up to a maximum of 25% pre-tax and/or a minimum of 1% up to a maximum of 10% post-tax of their base salary.  Annual pre-tax contributions may not individually exceed $15,000 in 2020 under Puerto Rico law.
Participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual Puerto Rico Internal Revenue Code of 2011 (the "PR Code") limitation up to $1,500 in 2020. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution.  This amount will be in addition to the pre-tax contribution percentages that participants have elected. The catch-up contribution is not eligible for the Company matching contribution.
After one year of service, participants receive a Company matching contribution equal to 75% of the first 6% of his/her pretax contributions. The Company matching contribution is comprised of cash and invested in the current investment fund mix chosen by the participant.
Investments
Participants may invest in one or more of the various investment funds offered by the Plan.  On September 30, 2019, the Plan eliminated the Balanced Fund and introduced the Target Retirement Funds as new investment options for Plan participants. Each of the Plan's funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.  Rollover contributions are invested at the election of the participant.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

Participants receive dividends on Johnson & Johnson Common Stock shares held in the Johnson & Johnson Stock Fund.  The dividends are automatically reinvested in the Johnson & Johnson Stock Fund. For all other funds, State Street reinvests all dividend and interest income.
Effective September 1, 2020, participants are not permitted to (1) direct more than 20% of any contribution made to the Plan to the Johnson & Johnson, Common Stock Fund or (2) transfer or reallocate amounts into the Johnson & Johnson Common Stock Fund if, immediately after such transfer or reallocation, the aggregate value of their investments in the Johnson & Johnson Common Stock Fund would exceed 20% of their aggregate Plan Balance. This limitation does not (a) affect investments resulting from transfers before September 1, 2020 or (b) restrict percentages in excess of 20% that result from investment performance or reinvestment of dividends.
Vesting
A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested.  As a result, there are no forfeitures under the Plan.

Payment of Benefits
Participants are allowed to withdraw their post-tax contributions and earnings thereon one time per calendar year. Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions.  The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant’s account balance. Participants have the option of receiving part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.
Benefits are also paid to participants upon termination of employment, long-term disability or retirement.  Participants can elect to defer payment if account balances are greater than $5,000.  Distributions are paid either in a lump sum payment, or installment payments made on a monthly, quarterly or annual basis over a period of years selected by the participant.
A participant’s account may be distributed to his/her beneficiaries in lump sum or in installments upon the participant’s death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum, either directly or rolled over to an Individual Retirement Account ("IRA").
In March 2020, the Puerto Rico Treasury Department (the "PR Treasury") approved special tax provisions for Puerto Rico residents to withdraw funds from qualified plans between February 20, 2020 through December 31, 2020 to cover losses/expenses incurred by a participant or their beneficiary due to earthquakes and/or the COVID-19 outbreak. No suspension or restriction of contributions will be incurred. In March 2020, the Plan implemented the withdrawal of funds for this purpose. The Plan offered impacted active employees the opportunity to take a distribution from the Plan in an amount up to the greater of (i) $10,000 (capped at total account balance) or (ii) 50% of their account balance not to exceed $100,000. Impacted inactive participants who took a lump sum distribution of their total account balance were also eligible to qualify for the treatment provided under the PR Treasury guidance.
Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Notes Receivable from Participants
Participants are not permitted to take loans from the Plan. However, due to an acquisition, there are existing loans which must be allowed to continue once rolled into the Johnson & Johnson Retirement Savings Plan. The collateralized balances in the participant’s accounts have interest rates that range from 3.25% to 4.25%.  Principal and interest is paid ratably through payroll deductions for active employees.  Loans must be paid within two months following retirement or termination of employment with the Company. If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant’s account balance and reported as a distribution.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.
2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement which removes, modifies and adds disclosures to Topic 820. The amendments in this ASU 2018-13 apply to all entities that are required, under existing U.S. Generally Accepted Accounting Principles (GAAP), to make disclosures about recurring or nonrecurring fair value measurements. The amendments in this ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of this update did not have a material impact on the Plan's financial statements.
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value, except for the fully benefit-responsive investment contracts which are stated at contract value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.
As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.
Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investment securities are determined on the average cost method.  Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on an accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net investment income/loss for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/loss based upon the total of each participant's share of the Trust.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Derivatives
The Trust mitigates risk through structured trading with reputable parties and continual monitoring procedures. The Trust enters into forward foreign exchange contracts to hedge against adverse changes in foreign exchange rates related to non-U.S. dollar denominated investments. The Trust is exposed to credit risk for non-performance by the counterparty and to market risk for changes in interest and currency rates. The Trust accounts for forward foreign exchange contracts at fair value.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

The fair value of a forward foreign exchange contract is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate.

The Trust actively manages risk by periodically investing in interest rate swaps, credit default swaps and fixed income options. Interest rate swaps are used to manage interest rate risk and provide an effective means to adjust portfolio duration, maturity mix and term-structure. Credit default swaps are used to either synthetically add or reduce credit risk to an individual issuer or a basket of issuers. Depending on the type of contract, the counterparty risk exposure can be either with the exchange or another counterparty. Fixed income options are used in various ways including: to pursue upside exposure to a portion of the yield curve, to capitalize on anticipated changes in market volatility, to focus on generating income, and to serve as a hedge. The Trust records interest rate swaps, credit default swaps and options at fair value. Interest rate swaps are valued daily using underlying yield curves based upon broker/dealer sources, the present value of expected cash flows, and frequency of which they compound and pay. Credit default swaps are valued using daily underlying yield curves and/or credit curves and spreads based upon broker/dealer/index sources, the present value of expected cash flows, and the frequency of which they compound and pay including a weighted default calculation. Options are valued using market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency, where such inputs and models are available. Alternatively, the values may be obtained through unobservable management determined inputs and/or management’s proprietary models. Where models are used, the selection of a particular model to value an option depends upon the contractual terms of, and specific risks inherent in, the option as well as the availability of pricing information in the market. Valuation models require a variety of inputs, including contractual terms, market prices, measures of volatility and correlations of such inputs.

A futures contract is an agreement to buy or sell a security or other asset for a set price on a future date. These contracts are traded on major exchanges and are marked to market daily, thus minimizing counterparty risk. The Trust enters into futures contracts mainly to manage the duration and refine the curve positioning of the fixed income portfolios, thus, allowing the investment managers to achieve the overall investment portfolios' objectives. These contracts are priced by an exchange and the fair value is the daily mark to market, which is a function of price movements for the contract relative to the level it was originally entered into.
There have been no changes in the methodologies used at December 31, 2020 and 2019.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and the applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reporting of Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

3.    Johnson & Johnson Pension and Savings Plans Master Trust
The assets of the Johnson & Johnson Savings Plan, the Johnson & Johnson Retirement Savings Plan, the Retirement Plan of Johnson & Johnson and Affiliated Companies, the Johnson & Johnson Retirement Plan for Union Represented Employees, and the Johnson & Johnson Retirement Plan for Puerto Rico Employees comprise the total of the Trust which is held by State Street.
The following table presents the net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31, 2020 and 2019.

			Retirement Savings
	Master Trust		Plan's Interest in Master Trust

	2020	2019	2020	2019

ASSETS
Investments, at fair value
Short-term investment funds	$1,189,683,373	$1,027,210,232	$18,045,463	$16,677,092
Government and agency securities	3,704,625,243	3,292,007,871	11,774,849	10,920,453
Debt instruments	4,566,270,808	4,012,430,134	12,182,557	9,889,034
Equity securities	22,572,712,824	19,817,248,502	315,266,860	303,937,232
Common collective trusts	12,585,925,043	9,693,759,710	105,563,487	75,827,202
Partnership/joint venture interests	1,111,970,701	831,928,422	1,973,874	1,546,784
Total Investments at Fair Value	$45,731,187,992	$38,674,584,871	$464,807,090	$418,797,797

Other assets
Guaranteed and synthetic investment
contracts at contract value	$2,340,548,670	$2,099,713,678	$51,488,951	$52,478,654
Purchase paid in advance	—	180,000,000	—	—
Receivable for investments sold	294,865,280	92,311,495	4,420,444	1,052,492
Interest receivables	46,781,754	48,797,577	670,155	540,552
Dividend receivables	12,296,717	13,423,321	184,345	153,046
Other receivables	11,264,732	8,336,014	168,874	95,044
Total Other Assets	$2,705,757,153	$2,442,582,085	$56,932,769	$54,319,788

Total Master Trust assets	$48,436,945,145	$41,117,166,956	$521,739,859	$473,117,585

LIABILITIES
Payables for investments purchased	$(484,343,393)	$(221,349,890)	$(7,260,986)	$(2,523,726)
All other payables	(13,506,088)	(8,025,519)	(202,475)	(91,503)
Total Liabilities	$(497,849,481)	$(229,375,409)	$(7,463,461)	$(2,615,229)

Net Master Trust assets	$47,939,095,664	$40,887,791,547	$514,276,398	$470,502,356

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2020:

2020
Changes in Net Assets:
Net appreciation (depreciation) in fair value of investments	$6,909,203,122
Interest	303,259,815
Dividends	363,655,221
Total net investment income (loss)	7,576,118,158

Contributions received, benefits paid and other, net	(524,814,041)

Increase (decrease) in net assets	7,051,304,117
Net assets
Beginning of year	40,887,791,547
End of year	$47,939,095,664

a.     Fair Value Measurements
The Plan’s valuation methodologies were applied to all of the Trust's investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
•Level 1 - Quoted prices in active markets for identical assets and liabilities.
•Level 2 - Significant other observable inputs.
•Level 3 - Significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for the investments measured at fair value:
•Short-term investment funds - The assets are comprised of cash and quoted short-term instruments which are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2. In addition, derivatives are included in this category. In

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

general, derivatives that are exchange listed and actively traded are classified as Level 1, while derivatives that are not exchange listed but still actively traded in observable markets are classified as Level 2.
•Government and agency securities - The assets are comprised of government and agency securities and U.S. Treasury bills and notes of varying maturities. These are all considered Level 2 fair values which are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.
•Debt instruments - The assets are comprised of corporate debt and commercial loans and mortgages. Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.
•Equity securities - U.S. and International equity securities are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all equity securities are classified within Level 1 of the valuation hierarchy.
•Common Collective Trusts (CCT's) - The fair value of all CCT interests have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCT's are included in Investments measured at Net Asset Value. A majority of the CCT's are used for liquidity purposes for both the defined benefit and defined contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity with no prior notice for participant transactions, and 2-day prior notice for Plan Sponsor transactions for the various Plan investment options. Participant directed purchases and sales are transacted at the NAV.  At December 31, 2020 and 2019, approximately 68% and 73%, respectively, of the CCT's are invested in passive strategies that mimic the indices, and 32% and 27%, respectively, in active strategies.  Additionally, at December 31, 2020 and 2019, 65% and 70%, respectively, of the active and passive CCT's are invested in U.S. equities, 24% and 24%, respectively, are invested in global equities and emerging markets, and the remaining 11% and 6%, respectively, are invested in fixed income.  There are no unfunded commitments for any of the CCT's that the Trust invests in.
•Limited Partnerships ("LP") - The Trust invests in LP investments including a Hedge Fund, Emerging Market Long-Only Equity Funds and Private Market Funds. As of December 31, 2020 and 2019, approximately 24% and 41%, respectively, of these investments are invested in the Hedge Fund, 38% and 35%, respectively, in Emerging Market Long-Only Equity Funds and 38% and 24%, respectively, in Private Market Funds.
The Trust's private market program has invested as a limited partner in a well-diversified portfolio of funds managed by general partners. The program is being managed to ensure adequate diversification by general partner, strategy type (private equity, real assets, and private credit), and geographic region. As of December 31, 2020 and 2019, approximately 57% and 56%, respectively, of these investments are invested in private equity, 22% and 27%, respectively, in real assets, and 21% and 17%, respectively, in private credit. The Trust has entered into a number of private markets agreements that commit the Trust, upon request, to make additional investment purchases up to predetermined amounts. As of December 31, 2020, and 2019, the Trust had aggregate unfunded commitments of $1,343,995,206 and $1,096,139,808 respectively. These commitments are expected to be satisfied with distributions from existing funds, reinvestment of proceeds and/or periodic rebalancing of existing investments. The LP investments have target maturity dates ranging from 2021 to at least 2032 with the possibility of 2 to 4 years of extensions in accordance with the respective LP's governing documents. Distributions to the Trust from LP investments are driven by portfolio company liquidation in the public and private markets. Otherwise, the LP investments are not redeemable. The fair value of the Trust's LP investments has been determined using NAV provided by the respective general partners as a practical expedient. The NAV is the pro-rata share of the Trust's position based on the value of the underlying assets owned by the LP, minus its liabilities.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

2020 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Investments measured at Net	Total Assets
December 31, 2020	(Level 1)	(Level 2)	Asset Value
Short-term investment funds	$59,112,562	$1,130,570,811	$—	$1,189,683,373
Government and agency securities	—	3,704,625,243	—	3,704,625,243
Debt instruments	—	4,566,270,808	—	4,566,270,808
Equity securities	22,569,563,572	3,149,252	—	22,572,712,824
Common collective trusts	—	—	12,585,925,043	12,585,925,043
Partnership/joint venture interests	—	—	1,111,970,701	1,111,970,701
Trust investments at fair value	$22,628,676,134	$9,404,616,114	$13,697,895,744	$45,731,187,992
2019 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Investments measured at Net	Total Assets
December 31, 2019	(Level 1)	(Level 2)	Asset Value
Short-term investment funds	$17,389,636	$1,009,820,596	$—	$1,027,210,232
Government and agency securities	—	3,292,007,871	—	3,292,007,871
Debt instruments	—	4,012,430,134	—	4,012,430,134
Equity securities	19,814,099,250	3,149,252	—	19,817,248,502
Common Collective Trusts	—	—	9,693,759,710	9,693,759,710
Partnership/joint venture interests	—	—	831,928,422	831,928,422
Trust investments at fair value	$19,831,488,886	$8,317,407,853	$10,525,688,132	$38,674,584,871

b.    Guaranteed and Synthetic Investment Contracts
The Trust holds investments in traditional and synthetic GICs.  The weighted average insurance financial strength rating of the insurers for these contracts is Aa2.  These investments are recorded at their book values. The traditional and synthetic GICs’ contract value represents book value plus reinvested income adjusted for net cash flows. Both the traditional and synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.
The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $0 and $329,647,652 at December 31, 2020 and December 31, 2019, respectively.
The synthetic GICs provide a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets with overall Aa2/AA credit quality, underlying the synthetic GICs primarily includes government and agency securities, corporate debt, mortgage backed securities, and asset backed securities. The contract value of the synthetic GICs was $2,340,548,670 and $1,770,066,026 at December 31, 2020 and December 31, 2019, respectively.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional and synthetic GIC may be different from each issuer. Examples of such events include:  the Plan’s failure to qualify under the Internal Revenue Code ("IRC") of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value, is not probable.
c.     Derivatives
Presented in the following table is the fair value of derivatives within the Trust as of December 31, 2020 and 2019. The net unrealized appreciation/depreciation of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Benefits.

	2020		2019
	Asset	Liability	Asset	Liability
Fair Value of Derivatives
Forward Foreign Exchange Contracts	$976,178	$4,353,037	$949,359	$699,917
Futures	1,193,068	—	—	42,641
Interest Rate Swaps	—	1,710,662	—	1,356,567
Credit Default Swaps	467,456	—	435,217	—
Options	52,209	—	30,478	6,436
Total	$2,688,911	$6,063,699	$1,415,054	$2,105,561
The following table provides information on the investment gains/(losses) on derivatives within the Trust for the year ended December 31, 2020. These amounts are included in the Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss on the Statement of Changes in Net Assets Available for Benefits.

	2020
	Realized (Loss)/Gain	Unrealized (Loss)/Gain	Total Investment (Loss)/Gain
Forward Foreign Exchange Contracts	$(1,275,589)	$(3,626,301)	$(4,901,890)
Futures	10,439,452	3,108,962	13,548,414
Interest Rate Swaps	(2,296,146)	(354,095)	(2,650,241)
Credit Default Swaps	(179,885)	32,239	(147,646)
Options	254,573	28,167	282,740
Total	$6,942,405	$(811,028)	$6,131,377
The following table provides information on collateral pledged by and owed to the Trust as of December 31, 2020 and 2019.

	2020		2019
	Pledged/ (Owed)		Pledged/ (Owed)
	Cash	Treasury Securities	Cash	Treasury Securities
Forward Foreign Exchange Contracts	$290,000	$—	$—	$—
Futures	—	—	45,000	—
Interest Rate Swaps	647,000	—	1,292,000	—
Credit Default Swaps	2,305,000	—	2,329,000	—

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

The following table provides the average notional value of derivatives held by the Trust as of December 31, 2020 and 2019.

	Average Notional Value
	2020	2019
Purchased Forward Foreign Exchange Contracts	$20,469,817	$19,817,733
Sold Forward Foreign Exchange Contracts	100,524,775	110,763,444
Purchased Futures Contracts	77,352,451	64,253,703
Sold Futures Contracts	34,488,525	23,704,188
Purchased Options Contracts	—	—
Written Options Contracts	43,451,667	44,900,000
Interest Rate Swaps	190,386,522	148,508,311
Written Credit Default Swaps	47,188,250	60,041,667
For the written credit default swaps, the recourse provisions are determined either by the International Swaps and Derivatives Association ("ISDA") agreements or the exchange. Where the Trust is a seller of credit default swaps and if a credit event occurs due to the default of the underlying security or the underlying tranche, this would result in a net loss to the Trust. At December 31, 2020, the maximum payout for outstanding credit default swaps aggregated to $83,421,000 with terms as follows:

	December 31, 2020
Number of Contracts	Maturity	Total Value
17	Less than 1 Year	$31,600,000
5	2 Years	2,900,000
9	3 Years	5,600,000
10	4 Years	28,321,000
3	5 Years	15,000,000

    At December 31, 2019, the maximum payout for outstanding credit default swaps aggregated to $102,700,000 with terms as follows:

	December 31, 2019
Number of Contracts	Maturity	Total Value
28	Less than 1 Year	$57,900,000
2	1 Year	1,600,000
5	3 Years	2,900,000
10	4 Years	23,700,000
8	5 Years	16,600,000

4.    Notes Receivable from Participants
The Plan had participant loans outstanding at December 31, 2020 and December 31, 2019 of $61,570 and $191,308, respectively.  The net decrease of $129,738 for 2020 represents loan retirements and payments. Delinquent notes receivable from participants are reclassified to benefit payments based on terms of the Plan document.
5.     Tax Status
The Plan received a favorable determination letter from the PR Treasury under the PR Code dated June 21, 2018. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the PR Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

provisions of Section 1081.01(a) of the PR Code, and, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan's Master Trust is intended to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Code") and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the PR Treasury pursuant to the provisions of the PR Code, as appropriate.  The Plan Administrator has concluded that as of December 31, 2020 and December 31, 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.    Related Party Transactions
Certain Plan investments, such as shares of CCT's managed by State Street Global Advisors, a division of State Street and shares of State Street common stock and bonds, qualify as party-in interest transactions as State Street is the custodian as defined by the Plan. As of December 31, 2020 and December 31, 2019, the total market value of investments in these interests allocated to the Plan and managed by State Street was $109,691,394 and $81,402,224, respectively.
The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2020 and December 31, 2019, the fair value of investments in Johnson & Johnson Common Stock was $196,641,116 and $199,837,086, respectively. During the year ended December 31, 2020, the Plan made purchases of $13,568,218 and sales of $31,110,469 of the Company’s common stock. The total dividend income received during 2020 was $5,113,887. The total realized and unrealized gains during 2020 were $12,023,293 and $83,143,321, respectively.
7.    Reconciliation of Financial Statements to Form 5500
    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$514,550,647	$471,009,462
Amounts allocated to withdrawing participants	(945,274)	(397,474)
Net assets available for benefits per the Form 5500	$513,605,373	$470,611,988

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2020
Net increase in net assets available for benefits per the financial statements	$43,541,185
Less: Amounts allocated to withdrawing participants at December 31, 2020 (not yet paid)	(945,274)
Add: amounts allocated to withdrawing participants at December 31, 2019	397,474
Net increase in net assets available for benefits per the Form 5500	$42,993,385

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
For the years ended December 31, 2020 and 2019

8.    Subsequent Events

The Plan has assessed subsequent events through the date that the financial statements were available to be issued and has determined that no items require disclosure.

Johnson & Johnson Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Plan's interest in the Trust	Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust	**	$514,276,398
*Participant loans	Interest rates ranging from 3.25% to 4.25%. Maturities ranging from 2021 - 2024	**	$61,570

    *    Represents party-in-interest transactions
    **    Not applicable